Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: July 25, 2023

News

July 25, 2023	Analyst Contact	Andrew Ziola 918-588-7683
	Shareholder Contact:	Innisfree M&A 877-750-9499
	Media Contact:	Brad Borror 918-588-7582

ONEOK Announces Filing of Definitive Proxy Statement

in Connection with its Pending Acquisition

of Magellan Midstream Partners

Special Meeting of Shareholders Set for Sept. 21, 2023

ONEOK’s Board of Directors Recommends Shareholders

Vote “FOR” All Proposals at the Special Meeting

TULSA, Okla. – July 25, 2023 – ONEOK, Inc. (NYSE: OKE) ("ONEOK") today announced that it has filed definitive proxy materials with the U.S. Securities and Exchange Commission (the “SEC”) in connection with ONEOK’s pending acquisition of Magellan Midstream Partners, L.P. (NYSE: MMP) (“Magellan”).

The ONEOK Special Meeting of Shareholders (the “Special Meeting”) is scheduled to take place on Sept. 21, 2023, at 9:00 a.m. Central Time (10:00 a.m. Eastern Time). The Special Meeting will be held virtually.

All shareholders of record of ONEOK common stock as of the close of business on July 24, 2023, will be entitled to vote their shares by proxy at the Special Meeting. The ONEOK board of directors unanimously recommends that shareholders vote “FOR” all proposals provided in detail in the definitive proxy statement. Proxy materials are expected to be mailed on or about July 28, 2023.

As previously announced on May 14, 2023, ONEOK will acquire all outstanding units of Magellan in a cash-and-stock transaction consisting of $25.00 in cash and 0.667 shares of ONEOK common stock for each outstanding Magellan common unit.

The combination of ONEOK and Magellan will create a diversified North American midstream infrastructure company with predominately fee-based earnings, a strong balance sheet and significant financial flexibility focused on delivering essential energy products and services to its customers, and continued strong returns to investors.

ONEOK Announces Filing of Definitive Proxy Statement in Connection with its Pending Acquisition of Magellan Midstream Partners

July 25, 2023

Highlights of the transaction include:

●	Brings together two premier energy infrastructure businesses with strong returns on invested capital and diverse free cash flow generation: The transaction adds a leading, and primarily fee-based, refined products and crude oil transportation business to ONEOK. Magellan’s stable, primarily demand-driven businesses are expected to generate significant free cash flow due to low capital expenditure requirements. This acquisition creates a more resilient energy infrastructure company that is expected to produce stable cash flows through diverse commodity cycles.

●	Compelling long-term value proposition driven by consistent and disciplined capital allocation philosophy: The combined company is expected to experience a step change in free cash flow after dividends and growth capital by generating an average annual amount of approximately $1.0 billion in the first four years following the expected transaction close. The increase in free cash flow will provide additional cash for debt reduction, growth capital and value returned to shareholders through dividends and/or repurchasing shares. ONEOK remains committed to growing both EPS and its common dividend while targeting a payout ratio of less than 85%.

●	Expect to achieve immediate financial benefits, including cost, operational and tax synergies, supporting meaningful expected accretion: The transaction is expected to be earnings per share (EPS) accretive beginning in 2024 with EPS accretion of 3% to 7% per year from 2025 through 2027, and free cash flow per share accretion averaging more than 20% from 2024 through 2027. Base forecasted synergies are expected to total at least $200 million annually.

From a tax perspective, ONEOK expects to benefit from the step-up in Magellan’s tax basis from the transaction, thus deferring the expected impact of the new corporate alternative minimum tax from 2024 to 2027. The benefit from the basis step-up has an estimated total value of approximately $3.0 billion, which has an estimated net present value of approximately $1.5 billion. Utilization of expected tax attributes could increase if additional capital projects are put into service or acquisitions are completed, which may increase the net present value of future tax deferrals.

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ONEOK Announces Filing of Definitive Proxy Statement in Connection with its Pending Acquisition of Magellan Midstream Partners

July 25, 2023

●	Complementary and diversified asset positions with potential for additional cost and commercial synergies over time: The combined company will own more than 25,000 miles of liquids-oriented pipelines, with significant assets and operational expertise at the Gulf Coast and Mid-Continent market hubs. ONEOK anticipates this combined liquids-focused portfolio will present significant potential for enhanced customer product offerings and increased international export opportunities. We believe these activities could potentially result in total annual transaction synergies exceeding $400 million within two to four years.

●	Strong investment-grade credit ratings with enhanced scale and diversification: The combined company expects pro-forma 2024 year-end net debt-to-EBITDA of approximately 4.0 times. ONEOK expects leverage to decrease below 3.5 times by 2026 as future growth projects are placed in service. Excluding certain large projects that have not yet received a final investment decision from the expected net debt-to-EBITDA calculation would accelerate the timeframe to achieve 3.5 times by approximately one year.

On June 27, 2023, ONEOK announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The transaction is expected to close in the third quarter of 2023, subject to approval by both ONEOK shareholders and Magellan unitholders, and other customary closing conditions.

ONEOK shareholders who need assistance voting or have questions regarding the Special Meeting may contact ONEOK’s proxy solicitor:

Innisfree M&A Incorporated:

●	Shareholders may call toll free: 877-750-9499
●	Banks and Brokers may call collect: 212-750-5833

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ONEOK, Inc. (pronounced ONE-OAK) (NYSE: OKE) is a leading midstream service provider and owns one of the nation's premier natural gas liquids (NGL) systems, connecting NGL supply in the Rocky Mountain, Permian and Mid-Continent regions with key market centers and owns an extensive network of gathering, processing, fractionation, transportation and storage assets.

ONEOK is a FORTUNE 500 company and is included in the S&P 500.

For information about ONEOK, visit the website: www.oneok.com.

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ONEOK Announces Filing of Definitive Proxy Statement in Connection with its Pending Acquisition of Magellan Midstream Partners

July 25, 2023

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC.

INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

The Registration Statement was declared effective by the SEC on July 24, 2023, and ONEOK and Magellan mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25, 2023. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION:

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus. Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

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ONEOK Announces Filing of Definitive Proxy Statement in Connection with its Pending Acquisition of Magellan Midstream Partners

July 25, 2023

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the SEC at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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